SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AGREEMENT OF MERGER OF TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. INTO TELE CELULAR SUL PARTICIPAÇÕES S.A.

By this private instrument, the Parties hereunder:

TELE CELULAR SUL PARTICIPAÇÕES S.A., a corporation with head office at Rua Comendador Araújo nº 299, 3º andar, Curitiba, Paraná, registered with CNPJ/MF Corporate Taxpayer Roll under nº 02.332.397/0001-44, and its management, represented herein pursuant to its by-laws (hereinafter referred to simply as “TSU” or “Surviving Entity”);

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A., a corporation with head office at Av. Ayrton Senna da Silva nº 1.633, Jaboatão dos Guararapes, Pernambuco, registered with CNPJ/MF Corporate Taxpayer Roll under nº 02.558.158/0001-18, and its management represented herein pursuant to its by-laws (hereinafter referred to simply as “TND” or “Merged Entity”, also referred to, individually, as Party and, collectively, as Parties);

Whereas, the Parties’ administrators concluded that the merger of TND into the Surviving Entity would be advisable so as to optimize and integrate the administrative structures of such companies, thus reducing administrative and operating costs, and enabling the concentration of liquidity of the shares issued by the Parties;

Whereas, the Parties’ administrators approved, on May 31, 2004, a preliminary version of this Agreement of Merger (the “Preliminary Agreement”), which was signed on the same date;

Whereas, the appraisal reports referred to in sections 11.3 and 13.1 of the Preliminary Agreement have been prepared and the Boards of Directors of the Parties held their meetings on the present date, as established on section 11.4 of the Preliminary Agreement;

Whereas, the Parties’ administrators approved, on July 19, 2004 (1) the timely submittal of the captioned merger to the appreciation of their shareholders and (2) the execution of this Agreement of Merger, since all information and necessary documents for final execution are now available;

The Parties have decided to execute, under the best legal terms, this Agreement of Merger (the “Agreement”), which is the final version of the Preliminary Agreement and replaces it for all legal purposes. The Agreement sets forth, pursuant to articles 224 and 225 of Law nº 6404/76, the basic conditions for the merger of the Merged Entity into the Surviving Entity, which shall be submitted in due course to the deliberation of the Parties’ shareholders, as required by law:

AGREEMENT

Section One - NET WORTH.

1.1 The equity of the Merged Entity that will be absorbed by the Surviving Entity shall consist of the assets and liabilities appraised by a specialized company, pursuant to section two hereunder and reflected on the financial statements of June 30, 2004 (basis date for the merger), which have been audited and attached to the book value appraisal report, prepared based on the aforementioned financial statements of June 30, 2004. Said report has been filed in TSU’s headquarters.

Section Two - APPRAISALS.

2.1 Appraisal based on Economic Value. The Merged Entity and the Surviving Entity were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16º andar, Centro, São Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under nº 33.066.408/0001-15, especially engaged therefor, which produced the reports that shall be kept at TSU’s headquarters. The Merged Entity and the Surviving Entity were appraised based on net financial positions, audited on the same basis date (March 31, 2004), at their economic value, through the present value discounted cash flow method. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, made on April 8, 2004, regarding the exercise of withdrawal rights by the minority shareholders of Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their merger into Telpe Celular S.A. That appraisal resulted in a range of amounts of equity value, employing a variation of the discount rate and a variation of the cash flow growth rate on a perpetuity basis. The average point of the aforementioned range of amounts is listed in the following table:

COMPANY	AVERAGE POINT OF THE RANGE IN ECONOMIC VALUE ON 03/31/04 (in thousands of R$)	ECONOMIC VALUE PER SHARE ON 03/31/04 (in R$)
TND	2,456,095	R$ 0.0068364
TSU	2,631,349	R$ 0.0073815

There is no evidence or indication of any material event that may or might have relevant impact on the economic, financial and/or operational conditions of TND and/or TSU between the projection date of the economic appraisal (March 31, 2004) and the present date, that would justify an alteration on the appraisal results indicated above.

2.2 Appraisal based on Book Value. The appraisal based on book value was prepared by ACAL Consultoria e Auditoria S.S. (“ACAL”), a company with head office at Av. Rio Branco, 181, 18º andar – Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under nº 28.005.734/0001-81, especially engaged therefor, which has presented the reports that shall be kept at TSU’s headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), based on their book value, through the analysis of the financial statements of the Merged Entity and the Surviving Entity. The net worth accounts of TND (including, but not limited to, the special premium reserve and the profit reserves) shall be transferred to the net worth accounts of TSU. As to the special premium reserves transferred from TND, TSU shall succeed TND’s obligations to capitalize such reserves, as established in prior agreements of merger and spin-off. The table below shows the results of such appraisal:

COMPANY	BOOK VALUE ON 06/30/04 (in thousands of R$)	BOOK VALUE PER SHARE ON 06/30/04 (in R$)
TND	R$ 955,105	R$ 0.002611163
TSU	R$ 977,452	R$ 0.002687090

2.3 Appraisal based on Book Value Adjusted to Market. Pursuant to article 264 of Law 6404/76, the appraisal based on book value adjusted to market values was conducted by ACAL, especially engaged therefor, which has presented the reports that shall be kept at TSU’s headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), according to their book value adjusted to market values, as laid out below:

COMPANY	BOOK VALUE ADJUSTED TO MARKET ON 06/30/04 (in thousands of R$)	BOOK VALUE ADJUSTED TO MARKET PER SHARE ON 06/30/04 (in R$)
TND	R$ 829,792	R$ 0.002268570
TSU	R$ 818,905	R$ 0.002251232

Section Three – EXCHANGE RATIOS.

3.1 Based on the economic value appraisal report referred to in section 2.1 above, the managements of TSU and TND agreed upon the exchange ratio set forth in column 4 of the table shown on section 3.3 below, which falls within the value range established by the valuation conducted by Banco ABN-AMRO Real S.A. (“ABN AMRO”). Such valuation was prepared on the basis of the discounted cash flow of the Merged Entity and of the Surviving Entity on March 31, 2004. This transaction is deemed equitable since the exchange ratios for replacement of the shares of the Merged Entity (TND) by the shares of the Surviving Entity (TSU) fall within the economic value range proposed by ABN AMRO. Furthermore, Morgan Stanley & Co. Incorporated, a U.S. entity with headquarters on 1585 Broadway, New York, NY, issued an opinion on July 12, 2004, stating that the number of shares to be issued by TSU and given to the shareholders of TND, as determined according to the exchange ratios mentioned in item 9 above, is fair to the shareholders of TND, at the financial point of view.

3.2 The shareholders and ADS (American Depositary Shares) holders of the Merged Entity will receive the following amounts of shares and ADSs, respectively:

SHAREHOLDER / ADS HOLDER OF MERGED ENTITY (TND)	TYPE AND NUMBER OF TSU-ISSUED SHARES / ADSs TO BERECEIVED (PER INDIVIDUAL TND SHARE / ADS)
COMMON SHAREHOLDERS OF TND	0.9261 COMMON SHARE
PREFERRED SHAREHOLDERS OF TND	0.9261 PREFERRED SHARE
ADS HOLDERS OF TND	1.8522 ADS1

3.3 Exchange Ratio and Calculation of Exchange Ratio based on Book Value adjusted to Market of the Merged Entity and the Surviving Entity, for purposes of the Comparison set forth in art. 264 of Law nº 6404/76, and of the Reimbursement Value based on the Book Value. Because this transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law nº 6404/76, ACAL ascertained the following book value adjusted to market of the Merged Entity and the Surviving Entity on June 30, 2004, according to the following table:

1 The exchange ratio for TND ADSs is different from the exchange ratio for common and preferred shares, since the exchange ratio for ADSs takes into consideration the difference between the ADS/ preferred share ratio under TND’s ADS program, wherein each ADS represents 20,000 preferred shares, and under TSU’s ADS program, wherein each ADS represents 10,000 preferred shares.

Company (1)	Book Value Adjusted to Market per Share (in R$) (2)	Exchange ratio calculated based on book value adjusted to market – Art. 264 – Law 6404/76) (3)	Exchange ratio proposed based on economic value (per individual share) (4)	Reimbursement Value per Share calculated based on Book Value of Merged Entity (TND) (in R$) (5)
TND	R$ 0.002268570	1.0077	0.9261	R$ 0.002611163
TSU	R$ 0.002251232			N/A

Pursuant to the provisions of § 3 of art. 264 of Law 6404/76, since the exchange ratio set forth in column “3” above is more advantageous than the exchange ratio set forth in column “4” above, the common shareholders of TND who dissent on the deliberation relating to the merger will have the option of exercising their right to withdraw, based on the book value adjusted to market (column “2” above) or based on the book value (column “5” above) of the Merged Entity, drawn on June 30, 2004, based on a balance sheet to be approved at the general shareholders meeting.

3.4 As provided in paragraphs “a” and “b” of item II of art. 137 of Law 6404/76, further detailed in section 6.2 hereunder, holders of preferred shares of TND do not have the right to withdraw.

Section Four – NET WORTH VARIATIONS.

4.1 Any variations in the net worth of TND after the basis date of the Balance Sheet of the Merged Entity (June 30, 2004) shall be accounted for by the Merged Entity and, once the merger is executed, the Surviving Entity shall absorb any such changes in equity into its accounting books.

Section Five – CAPITAL STOCK, OTHER NET WORTH ACCOUNTS AND EQUITY INTERESTS.

5.1 The net assets of the Merged Entity will revert to the net worth of the Surviving Entity. Any balances in the credit and debit accounts of the Merged Entity will be transferred to the accounting books of the Surviving Entity, account by account, with any necessary adjustments. The merged Entity will be extinguished by operation of law.

5.2 As a result of the captioned merger, the capital stock of the Surviving Entity will be increased by R$ 428,237,919.90 (four hundred and twenty-eight million, two hundred and thirty-seven thousand, nine hundred and nineteen reais and ninety cents), represented by 127,594,750,755 (one hundred and twenty-seven billion, five hundred and ninety-four million, seven hundred and fifty thousand, seven hundred and fifty-five) common shares and 211,151,865,760 (two hundred and eleven billion, one hundred and fifty-one million, eighty hundred and sixty-five thousand, seven hundred and sixty) preferred shares of the Surviving Entity, that shall replace the shares of the Merged Entity to be cancelled by virtue of the merger, and that shall be assigned to the holders of such cancelled shares as indicated in the table in section 3.2 above.

5.3 All other net worth accounts of the Merged Entity shall revert to the book value net worth of the Surviving Entity, to accounts of the same nature existing in the books of the Surviving Entity, or to new accounts to be created following the merger.

5.4 The credits generated by the capitalization of the special premium reserves of TIM Nordeste Telecomunicações S.A. to which the Merged Entity is entitled shall be transferred to the Surviving Entity by operation of the legal principle of succession applied to the merger.

5.5 The shareholders of TND that do not hold the minimum number of shares required to receive at least one share of TSU, shall have the right to become shareholders of TSU, the entity that will succeed TND, provided that their intention to become a shareholder is notified to TSU in writing, within 30 (thirty) days from the publication of the minutes of the Special Shareholders’ Meeting of the Surviving Entity that approves the transaction. As to all other shareholders of the TND, the share fractions will be grouped and sold at the São Paulo Stock Exchange (“Bovespa”), at market prices, and the net proceeds raised will be paid proportionately to the holdings of said shareholders within 90 (ninetyty) days, counting from the publication of the minutes of the Special Shareholders’ Meeting of the Surviving Entity that approves the transaction.

5.6 The amount of the capital increase of the Surviving Entity and its ownership per common and preferred share shall be the following:

CURRENT VALUE OF THE PAID UP CAPITAL STOCK	R$ 456,265,808.31
AMOUNT OF CAPITAL INCREASE RESULTING FROM MERGER	R$ 428,237,919.90
VALUE OF THE NEW PAID UP CAPITAL STOCK	R$ 884,503,728.21

TSU Share Type	Number	Percentage of Total Capital
Common	264,793,443,731	37.7%
Preferred	437,711,795,252	62.3%

5.7 The shares of TSU shall not be modified in any way, as a result of the merger, with regards to any equity and political rights they convey. The rights of the preferred shares of TSU are the same as those of the preferred shares of TND. Similarly, the common shares of TSU have the same rights as the common shares of TND.

Section Six – WITHDRAWAL RIGHT

6.1 The merger will grant withdrawal rights to the common shareholders of the Merged Entity who dissent on the deliberation relating to the merger and who were the titleholders of common shares of the Merged Entity on June 1, 2004 (date of publication of the Relevant Fact Notice), pursuant to the provisions of paragraph 1 of art. 137 of Law 6404/76. As established by paragraph 3 of art. 264 of Law 6404/76, the dissenting common shareholders of TND may choose to exercise their withdrawal right either based on net worth at market prices (column “2” of section 3.3 above) or on book value net worth (column “5” of Section 3.3 above).

6.2 Since: (a) the preferred shares issued by TND are part of the portfolio used in the calculation of the Bovespa index (liquidity); and (b) over 50% (fifty percent) of the preferred shares of TND are in the market, that is to say, are not held by the controlling shareholder of TND or persons related thereto (dispersal), the preferred shareholders of TND will not be entitled to withdrawal right, as established in letters “a” and “b” of item II of art. 137 of Law 6404/76.

6.3 The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the date of publication of the minutes of the Special Shareholders’ Meeting of the Surviving Entity that approves the merger contemplated in this Agreement. The intention to exercise the right to withdraw must be notified through a form, which shall be filed at any branch of ABN AMRO.

Section Seven – RECONSIDERATION/CANCELLATION OF TRANSACTION

7.1 As provided for in paragraph 3 of Art. 137 of Law 6404/76, if the total value of the reimbursement payments to dissident shareholders compromises the financial stability of the Surviving Entity, its administration may call a new Special Shareholders’ Meeting of the Surviving Entity, within 10 (ten) days of the deadline for exercise of the withdrawal right, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this agreement.

Section Eight – AMENDMENTS TO THE BY-LAWS OF THE SURVIVING ENTITY.

8.1 The Special Shareholders’ Meeting of the Surviving Entity that will decide on the merger shall also deliberate on the amendment of art. 1 of the By-laws, so as to change the corporate name of the Surviving Entity, which shall henceforth be “TIM Participações S.A.”

8.2 As a result of the merger, the Special Shareholders’ Meeting of the Surviving Entity shall deliberate on the amendment of Art. 5 and Art. 6 of the Surviving Entity’s By-laws, in order to reflect the new value and composition of the capital stock as well as the new threshold of the Company’s authorized capital stock.

8.3 The head office of the Merged Entity, located at Av. Ayrton Senna da Silva nº 1.633, Jaboatão dos Guararapes, in the State of Pernambuco, will become a branch of the Surviving Entity. Likewise, the branches of TND will become branches of TSU.

Section Nine – DIVIDENDS

9.1 Participation in Profits as of the Fiscal Year of 2004. The shares issued by the Surviving Entity as a result of the merger, jointly with the preexisting shares issued by the Surviving Entity, shall be entitled to all the dividends referring to the profits accumulated as of January 1, 2004, except for the dividends to be paid from the “special dividends reserve”, transferred from the Merged to the Surviving Entity, to which only the shareholders who held shares of TND on April 5, 2002 will be entitled to.

Section Ten – NONEXISTENCE OF OMITTED LIABILITIES

10.1 The management of the Surviving Entity is not aware of any liability or material contingency unaccounted for by the Merged Entity that may cause an adverse impact on the net worth or on the activities of the Surviving Entity after the effectiveness of the merger and the assumption of such liabilities by the Surviving Entity.

Section Eleven – REVIEW OF MERGER BY REGULATORIES AGENCIES

11.1 The present transaction was registered with the U.S. Securities and Exchange Commission (“SEC”). The transaction was also presented to the National Agency for Telecommunications (“ANATEL”), for regulatory matters. Since the transaction is a merger between companies under the same control, it is not subject to the approval by the Brazilian antitrust agency (Conselho Administrativo de Defesa Econômica –CADE).

Section Twelve - CONDITIONS TO THE EFFECTIVENESS OF THE MERGER

12.1 The main conditions to the effectiveness of the transaction are: (i) the declaration by the SEC that the F-4 form is effective; and (ii) the approval of the transaction bythe majority of the voting capital of TND and TSU in Special Shareholders’ Meetings.

Section Thirteen – STOCK OPTION PROGRAMS.

13.1 Upon implementation of the merger, the Board of Directors of TSU shall decide, in due course, on adjustments to be made on TSU and TND employers and managers stock option programs. Such stock option programs were approved at the General Shareholders’ Meetings of TSU and TND held on May 2, 2001 and May 4, 2001, respectively, aiming at assuring purpose and basis of such programs, pursuant to section 8.4 of their regulations.

JUSTIFICATION

Section Fourteen – THE TRANSACTION.

14.1 The corporate restructuring of the Parties by means of the captioned merger is a result of the intention of their administrators of integrating the two companies, which shall (i) increase the liquidity of the securities of the surviving entity; (ii) turn two regional companies (TND in the North East and TSU in the South) into one national holding company; and (iii) enable the reduction of the administrative costs required to maintain two distinct legal structures, such as publications, registrations, preparation and auditing of financial statements, maintenance of separate administration bodies.

Section Fifteen – AMENDMENTS TO THIS AGREEMENT AND EXECUTION OF THE FINAL DRAFT.

15.1 Any amendment to this Agreement of Merger shall only be valid if made in writing, and signed by the legal representatives of the Merged Entity and the Surviving Entity.

15.2 This Agreement of Merger replaces, for all legal purposes, the Preliminary Agreement executed between the Parties on May 31, 2004.

Having thus agreed and contracted, the Parties sign this Agreement of Merger in 8 (eight) counterparts of equal content and form, and for one purpose, in the presence of the undersigned witnesses.

São Paulo, July 19, 2004.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

By: ________________	By:_________________

Name:________________	Name:________________

Title:________________	Title: _________________

TELE CELULAR SUL PARTICIPAÇÕES S.A.

By: ________________	By:_________________

Name:________________	Name:________________

Title:________________	Title: _________________

Witnesses:

1. ________________	2._________________

Name:________________	Name:________________

Id:________________	Id: _________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 20, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer